AMENDMENT NO.1 TO
CUSTODY AGREEMENT

AMENDMENT NO. 1, dated as of June 16, 2003, to CUSTODY AGREEMENT, dated as of July 31, 2002 (the “Custody Agreement”), between AIP ALTERNITIVE STRATEGIES FUNDS (the “Trust”), a business trust organized and existing under the laws of the State of Delaware and CUSTODIAL TRUST COMPANY (“Bank”), bank and trust company organized and existing under the laws of the State of New Jersey, on the other hand.

WHEREAS, the Trust and Bank wish to amend the Custody Agreement in certain respect in order to fully comply with the requirements of the Securities and Exchange Commission;

NOW, THEREFORE, in accordance with Section 17. 5 of the Custody Agreement, the parties hereto hereby agree as follows:

1. DEFINITIONS. All defined terms used in this Amendment No.1 shall, unless otherwise defined herein, have the same meaning as is given to them in the Custody Agreement.

2. AMENDMENTS. (a) The beginning of Section 1.15 is hereby amended to read as follows; “Oral Instructions” means instructions orally transmitted to and accepted by Custodian that are (a) reasonably believed by Custodian to have been given by any two Authorized Persons," with the remainder of the Section remaining unchanged.

(b) The beginning of Section 1.19 is hereby amended to read as follows: “Written Instructions” means written instructions received by Custodian that are (a) reasonably believed by Custodian to have been signed or sent by any two Authorized Persons, with the remainder of the Section remaining unchanged.

(c) The first sentence of Section 14.1 is hereby amended to read as follows: “Custodian may rely upon and act in accordance with any notice, confirmation, instruction or other communication which is reasonably believed by Custodian to have been given or signed on behalf of the Trust by any two of the Authorized Persons designated by the Trust in Exhibit B hereto, as it may from time to time be revised.”

(d) The first sentence of Section 14.2 is hereby amended to read as follows: “Custodian may also rely upon and act in accordance with any Written or Oral Instructions given with respect to a Portfolio which are reasonably believed by Custodian to have been given or signed by any two of the persons designated f r o m time to time by any of the investment advisers of such Portfolio who are specified in Exhibit C hereto (if any) as it may from time to time be revised.”

(e) The third sentence of Section 14.3 is hereby amended to read as fallows: “However, if Written Instructions confirming Oral Instructions are not received by Custodian prior to a transaction, it shall in no way affect the validity of the transaction authorized by such Oral Instructions or the authorization given by any two Authorized Persons to effect such transaction.”

(f) The second sentence of Section 14.5 is hereby amended to read as follows: “Custodian shall be entitled to conclusively assume that a Remote Clearance Instructions and Bulk Input Instructions have been given by two Authorized Persons, and Custodian is hereby irrevocably authorized to act in accordance therewith.”

3. OTHER TERMS, All other terms and conditions of the Custody Agreement shall remain unchanged.

4. EFFECTIVE DATE. This Amendment No. l shall be effective as of June 16, 2003.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment: No.1 to be executed in its name and on its behalf by its representative thereunto duly authorized, all as of the day and year first above written.

AIP ALTERNATIVE STRATEGIES FUNDS

By:	/s/Lee Schultheis
Name:	Lee Schultheis
Title:	Vice President and Treasurer

CUSTODIAL TRUST COMPANY

By:	/s/Ben J. Szwalbenest
Name:	Ben J. Szwalbenest
Title:	President and CEO